Global System Designs, Inc. 24123 Peachland Blvd., C-4, #106 Port Charlotte, FL, 33954 info@GlobalSystemDesigns.com www.GlobalSystemDesigns.com

VIA EDGAR

June 3, 2013

Larry Spirgel
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Global System Designs, Inc.
Registration Statement on Form S-1
Filed: April 8, 2013
File No. 333-187782

Dear Mr. Spirgel:

This letter is in response to your comment letter dated May 2, 2013, with regard to the Form S-1 filing of Global System Designs, Inc., a Nevada corporation (“Global System Designs” or the "Company") filed on April 8, 2013.  Responses to each comment have been keyed to your comment letter.

Registration Statement on Form S-1

General

1.	We have added the requested disclosures to the prospectus cover page, prospectus summary and plan of distribution sections of the registration statement.

2.
We confirm that we have not had any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications.  Additionally, we confirm that there are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

3.	We have added the disclosures as requested.

Summary of Prospectus, page 3

4.	The company is becoming a reporting company at this time in light of the following:

•
although it has only recently incorporated and has not yet fully developed its proposed business operations because it feels in order to raise the sufficient funds required in order to fully develop it proposed business operations the shareholders will want the company’s shares to become publicly traded in order to sell their position as it is usually easier to do so in a public market than sold privately.

•
The Company has allocated sufficient funds from its proposed offering to cover the costs of being a fully reporting company until it believes that its revenues from operations will be able to support being fully reporting.

•	The company’s success depends on two officers, but:

o	Although the company’s two officers have no experience in running a public company they have engaged the services of legal counsel to assist with reporting with the Securities and Exchange Commission.
o	The company has engaged an audit firm to ensure its accounting and financial reporting are in compliance.
o	The company feels during the 1st year that the two officers will only be required to devote part-time to the company in order to fulfill its business objectives.

•	The company plans and is hopeful to get its shares quoted on the over-the-counter market.

•	The company feels that once it executes its intended business plan that its shareholder will receive a fair return for their investment.

Risk Factors, page 6

Our officers and director own 82% of the outstanding shares of our common stock …, page13

5.	We have revised this section to include a statement that Rule 144 is not available until the conditions of Rule 144(i) are met.

Description of Business, page 22

Business Development, page 22

6.	This section has been revised accordingly.

Principal Products, Services and Their Markets, page22

7.	This section has been updated accordingly.

Competitive Business Conditions and Strategy; Global System Designs’ Position in the Industry, page23

8.	This section has been updated and revised accordingly.

Research and Development Activities and Costs, page 24

9.	This section has been revised and updated accordingly.

Reports to Security Holders, page 25

10.	We have revised the section as requested.

Market Price of and Dividends on the Registrant’s Common Equity…, page 25

11.	As requested, we have revised the registration statement throughout.

Management’s Discussion and Analysis, page 27

Results of Operations, page 27

12.	This section has been updated accordingly.

Limited Operating History; Need for Additional Capital, page 31

13.	The applicable wording has been removed accordingly.

Directors and Executive Officers, page 33

Paul McDonald, page 34

14.	This section has been updated accordingly. We do not feel a risk factor is required.

Interim Consolidated Financial Statements

15.	Interim financial statements from November 27, 2013 (date of inception) to February 28, 2013, have been included.

Accountant’s Consent

16.	Updated consent included as exhibit 23.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (paul@globalsystemdesigns.com) and cc: Karen Batcher (kbatcher@synergenlaw.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Paul McDonald
Paul McDonald, President